July 3, 2025

VIA E-mail

JoAnn M. Strasser
Thompson Hine
41 South High Street, Suite 1700
Columbus, Ohio 43215-6101
JoAnn.Strasser@ThompsonHine.com

         Re: Thrive Series Trust (Prospera Income ETF)
             File Nos. 333-287739, 811-24093

Dear Ms. Strasser:

           On June 3, 2025, you filed a registration statement on Form N-1A on behalf of Thrive
Series Trust (the    Trust   ) and Prospera Income ETF (the    Fund   ). We
have reviewed the
registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

                                              GENERAL

   1. We note that material portions of the filing are incomplete at this time (e.g., fee table, expense example, distributor, Fund website URL, exhibits, etc.). Please complete or update all information that is currently in brackets or missing in the registration statement, including exhibits, or tell us why you are unable to do so and when you expect to have this information. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-
         effective amendment.
 JoAnn M. Strasser
Thrive Series Trust (Prospera Income ETF)
Page 2

                                          PROSPECTUS

   PROSPERA INCOME ETF - FUND SUMMARY

   Principal Risks of Investing in the Fund

   2. Please present the principal risks in order of importance with the most significant risks appearing first. See ADI 2019-08 - Improving Principal Risks
Disclosure.

   Other Investment Company Risk, page 6
   Underlying Investment Company Risk, page 7

   3. Please ensure that each principal risk item in this section is sufficiently unique to warrant separate disclosure. For example, the risk discussion in the two items noted
        above appears to be unnecessarily duplicative and should therefore be consolidated into a single item.

   Purchase and Sale of Fund Shares, page 7

   4. Please ensure that all currently applicable aspects of Item 6(c) of Form N-1A are provided on page 7.

   ADDITIONAL INFORMATION ABOUT THE FUND, page 8

   5. The Item 9(b) disclosure with respect to principal investment strategies is duplicative of
        Item 4. Please note that Item 9 should provide more detailed disclosure than Item 4.
        See IMGU 2014-08.

   PRELIMINARY STATEMENT OF ADDITIONAL INFORMATION

   INVESTMENT RESTRICTIONS, page 23

   6.   Fundamental investment restriction number 7 ends with    except as
follows . . . .
        However, the ensuing discussion does not pertain to fundamental investment restriction number 7. Please revise accordingly.

                                         PART C
                                   OTHER INFORMATION

   ITEM 28. EXHIBITS

   (a)(2) Agreement and Declaration of Trust

   7. Please disclose in an appropriate location in the prospectus a summary of the provisions with respect to shareholder derivative actions and, in particular, that the requirements
 JoAnn M. Strasser
Thrive Series Trust (Prospera Income ETF)
Page 3

         and conditions of Article V, Section 6(a)(iii), do not apply to claims arising under the federal securities laws.

   8. Please disclose in an appropriate location in the prospectus the provision with respect to exclusive Delaware jurisdiction over claims, suits, actions, or proceedings (Article IX,
         Section 11) and the corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

   ITEM 35. UNDERTAKINGS

   9.    As applicable, please comply with the requirements of    230.484 (
Undertaking
         required in certain registration statements   ).

                                ACCOUNTING COMMENTS

   10. Please confirm the party responsible for the payment of organization and offering expenses and, if the Fund is liable, confirm that these expenses are included in Other
         Expenses.

   11. We note that the filing is missing audited seed financial statements with an accompanying consent from a registered public accountant. We may have further comments on these missing portions when you complete them.

   12. Please confirm how the Fund intends to comply with the seed capital requirements of
         Section 14(a) of the 1940 Act, and if applicable, provide the undertaking required by
         Item 35 and Section 14(a)(3) of the 1940 Act.

   Closing

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter, and briefly state the basis for your position.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.
 JoAnn M. Strasser
Thrive Series Trust (Prospera Income ETF)
Page 4

         Should you have any questions regarding this letter, please contact me at (202) 551-
3623.


                                                    Sincerely,

                                                    /s/ Daniel S. Greenspan

                                                    Daniel S. Greenspan

cc:     Ryan Sutcliffe, Branch Chief
        Christian Sandoe, Assistant Director